

20013053

SEC
Mail Processing
Section
JUN 01 2020
Washington DC
415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2019** AND ENDING **03/31/2020**

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INTELLIGENT CROSS LLC**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

1 High Ridge Park, 2nd Floor

(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Attanasio   (212) 668-8700

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Ave., Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, John Palazzo _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **INTELLIGENT CROSS LLC** _____ , as of March 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                          Signature

                                                                        CEO _____
                                                                              Title

_____
      Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTELLIGENT CROSS LLC

Audited Financial Statement
With
Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2020

INTELLIGENT CROSS LLC
MARCH 31, 2020

Table of Contents


ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To those Charged with Governance and the Member of Intelligent Cross LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Intelligent Cross LLC (the "Company") as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
May 27, 2020

INTELLIGENT CROSS LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

ASSETS

Cash	$	1,067,699
Account receivable		1,012,050
Due from broker		250,000
Other assets		2,281
TOTAL ASSETS	$	2,332,030

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses	$	108,562
Due to member		1,280,104
TOTAL LIABILITIES		1,388,666
MEMBER'S EQUITY		943,364
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,332,030

The Notes to Financial Statement are an integral part of this statement.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Intelligent Cross LLC (the "Company") is incorporated in the state of Delaware and is a non-introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). Intelligent Cross LLC is wholly owned by Imperative Execution, LLC (the "Member"). The Company operates an alternative trading system platform ("The ATS") for trading in Non Marketable Stocks. They will provide access to the ATS only to other Broker Dealers who subscribe to the platform. Subscribing Broker Dealers will be able to trade on the platform and provide sponsored access to their respective buy-side clients. The Company received approval of the regulatory authorities on January 17, 2018 and began processing transactions in August 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. There was no allowance for doubtful accounts as of March 31, 2020.

Revenue and Expense Recognition

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Fees
The Company is a non-carrying broker dealer that receives commission income generated from Subscribing Broker Dealers trading using a platform designed by the Member. The Company works with the subscribing Broker Dealers to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. In general the commissions are charged to customers on the trade date at the point of execution by the Company.

Disaggregation of Revenue
The Company's revenues are disaggregated as reported in the Statement of Operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Expense Recognition (Continued)

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with subscribing Broker Dealer and are reversed when the cash is received. The receivable balances as of March 31, 2020 were $1,012,050.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are reversed when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of March 31, 2020, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are reversed when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2020, there were no contract liabilities.

Income Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated and taxed to its member.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on reversal, classification, interest and penalties, accounting in interim periods, disclosure and transition. At March 31, 2020, the Company had no material unrecognized tax and no uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's income tax returns for three years from the date of filing.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2020, the amount in excess of insured limits was $817,699.

Revenue

During the period ended March 31, 2020, approximately 64% of the Company's commissions revenue were from five customers.

Accounts Receivable

As of March 31, 2020, approximately 43% of the Company's accounts receivable were owed by two customers.

NOTE 4 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company has evaluated the effect that ASU 2016-02 will have on its financial statements with related disclosures and has determined that due to the nature of the expense sharing agreement, this will have no impact.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, however on March 31, 2020, the Company had net capital of $623,557 which was $530,980 in excess of its required net capital of $92,578; and the Company's percentage of aggregate indebtedness to net capital was approximately 223%.

NOTE 6 – RELATED PARTY

The Company is a wholly owned subsidiary of Imperative Execution Inc, ("Parent"). The Company has an expense sharing agreement in place with the Parent Company, whereby an allocation of fees is made for compensation and benefits, occupancy and data and communication expense which are included in the statement of operations, respectively. These fees amounted to $1,720,958 for the year ending March 31, 2020. Of the payables to the Parent $600,000 was forgiven and converted to capital. As of March 31, 2020, $1,280,104 is Payable to Parent.

NOTE 7 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.